MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended June 30, 2008		Year Ended December 31, 2007
	(In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$371,331		$308,288

Income Taxes	225,322		190,024
	596,653		498,312

Rents (b)	11,348		11,947

Interest (c)	79,746		76,248

Total Earnings Available for Fixed Charges	$687,747		$586,507

Preferred Dividend Requirements	$685		$685

Ratio of Income Before Income Taxes to Net Income	161%		159%

Preferred Dividend Factor on Pretax Basis	1,103		1,089

Fixed Charges (d)	93,717		90,545

Combined Fixed Charges and Preferred Stock Dividends	$94,820		$91,634

Ratio of Earnings to Fixed Charges	7.3	x	6.5	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.3	x	6.4	x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).